

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Siguang Peng
Chief Executive Officer
Meten EdtechX Education Group Ltd.
3rd Floor, Tower A Tagen, Knowledge & Innovation Center
2nd Shenyun West Road, Nanshan District
Shenzhen, Guangdong 518045
The People's Republic of China

> **Re: Meten EdtechX Education Group Ltd.**
> **Registration Statement on Form F-3**
> **Filed May 13, 2021**
> **File No. 333-256087**

Dear Mr. Peng:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li